

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2020

Oliver Schacht, Ph.D.
Chief Executive Officer
OpGen, Inc.
708 Quince Orchard Road, Suite 205
Gaithersburg, MD 20878

  Re: OpGen, Inc.
    Registration Statement on Form S-3
    Filed November 25, 2020
    File No. 333-250983

Dear Dr. Schacht:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Deanna Virginio at 202-551-4530 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Peter Jaslow, Esq.